Exhibit 99.2

Concordia Healthcare Announces Release Date for First Quarter 2016 Results

TORONTO – April 19, 2016—Concordia Healthcare Corp. (“Concordia” or “the Company”) NASDAQ: CXRX) (TSX: CXR) today announced it intends to release its first quarter 2016 financial results before market open on Friday, May 13, 2016.

The Company will subsequently hold a conference call that same day, Friday, May 13, 2016, at 8:30 a.m. ET hosted by Mr. Mark Thompson, Chairman and Chief Executive Officer and other senior management. A question-and-answer session will follow the corporate update.

CONFERENCE CALL DETAILS

DATE:	Friday, May 13, 2016

TIME:	8:30 a.m. ET

DIAL-IN NUMBER:	(647) 427-7450 or (888) 231-8191

TAPED REPLAY:	(416) 849-0833 or (855) 859-2056

REFERENCE NUMBER:	87616030

This call is being webcast and can be accessed by going to:

http://event.on24.com/r.htm?e=1170016&s=1&k=3019E628A6036D03215C49198D2D737F

An archived replay of the webcast will be available by clicking the link above.

Concordia also announced today, as indicated in its management information circular dated March 24, 2016, that it has adopted an amended code of conduct (the “Code”) which prohibits directors, officers and employees of the Company from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any director, officer or employee other than solely in connection with the exercise of options or vesting of restricted share units held by a director, officer or employee to pay the required amount of withholding taxes and/or the exercise price to acquire common shares of Concordia under stock options granted to such directors, officers and employees. A copy of the Code can be obtained from the Company’s website or under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition, Concordia announced today that it has engaged Kingsdale Shareholder Services and Innisfree M&A Incorporated to provide shareholder advisory and communication services in connection with the Company’s annual and special meeting scheduled for April 29, 2016. Pursuant to the terms of the agreements with Kingsdale and Innisfree, respectively, Kingsdale and Innisfree will provide the following services to Concordia:

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Kingsdale will develop and implement shareholder communication and engagement strategies, report on and review the tabulation of proxies, and solicitation of proxies, including contacting shareholders by telephone. The anticipated cost of these services is approximately CDN$55,000 plus telephone call fees and disbursements to cover charges by intermediaries and the brokerage community to cover internal voting alerts. The costs of Kingsdale’s services will be borne by Concordia. Kingsdale may be contacted by calling toll free within North America at 1 (866) 581-0506 or collect outside North America at (416) 867-2272; or email at contactus@kingsdaleshareholder.com; and

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Innisfree will provide proxy solicitation and consulting services, including contacting shareholders by telephone. The anticipated cost of these services is approximately US$25,000 plus telephone call fees as well as reimbursement of fees and expenses incurred by Innisfree in connection with providing the services. The costs of Innisfree’s services will be borne by Concordia. Innisfree may be contacted by calling toll free within North America at 1 (888) 750-5834.

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established off-patent molecules. Concordia also markets orphan drugs through its Orphan Drug Division, currently consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; Roanoke, Virginia; London, England; Mumbai, India; and Chicago, Illinois.

For more information please contact:

Adam Peeler

Concordia Healthcare Corp.

905-842-5150 x 240

apeeler@concordiarx.com